[Morgan Stanley Letterhead]

VIA EDGAR

April 29, 2020

Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:       Alternative Investment Partners Absolute Return Fund

File Numbers 811-21767 & 333-223060

Alternative Investment Partners Absolute Return Fund STS

File Numbers 811-21831 & 333-223061

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Sutcliffe:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 19, 2020 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

ALL FUNDS

1.	Comment: Please fill in all brackets and blanks, as appropriate, for each Fund in the next filing.

Response: The disclosure has been revised accordingly.

2.	Comment: Please include a completed fee table, expense example and other financial information as appropriate, for each Fund in the next filing.

Response: The disclosure has been revised accordingly.

3.	Comment: Please provide the numbers for the fiscal year ended December 31, 2019, in the “Financial Highlights” section of the Prospectus for each Fund’s registration statement.

Response: The disclosure has been revised accordingly.

4.	Comment: Since the February PEA was filed, significant market events have occurred as a result of COVID-19. Please consider whether the portfolio disclosures, including risk disclosures, should be revised based on how these events are effecting both debt and equity markets. If the Funds believe that no additional disclosure is warranted, please explain why not.

Response: The disclosure has been enhanced to reflect additional risks posed by COVID-19.

5.	Comment: In the biography of Mr. Paresh Bhatt in the “Management of the Fund” section of each Fund’s Prospectus, please define “EAFE”.

Response: The disclosure has been revised accordingly.

6.	Comment: The “Involuntary Repurchases and Mandatory Redemptions” disclosure in the “Repurchases and Transfers of Shares” section of each Fund’s SAI, permits the Funds’ Board of Trustees to cause each Fund to redeem Shares involuntarily at net asset value (“NAV”). Please explain to the Staff how the Board of Trustees of each Fund cannot use this clause to remove specific shareholders or prevent certain shareholder activity, and how each Fund’s ability to repurchase Shares is consistent with Rule 23c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: We respectfully acknowledge your comment. We believe that it is necessary and appropriate for the Board to be empowered to remove shareholders whose presence is actively detrimental to the Fund. However, we note that this ability is in all cases subject to the fiduciary duty of the Board of Trustees of each Fund and must be exercised solely in a manner that is in the best interest of shareholders, and not that of management. We believe that this bedrock requirement appropriately prevents the Board from utilizing this provision for the entrenchment of management at the expense of the Fund’s shareholders. We believe that this provision is consistent with the requirements of Rule 23c-2 in that any involuntary redemptions would be based on specific, documented criteria and applied equally to all shareholders meeting such criteria. As such, this provision is not intended to, and we believe would not have the effect of, providing preferential liquidity to specific investors in a manner that is unfairly discriminatory.

7.	Comment: The Fixing America’s Surface Transportation Act (the “FAST Act”) came into effect as of April 1, 2020. Accordingly, any filings made on or after April 1, 2020, must include hyperlinks to any materials that are incorporated by reference in the Part C of a fund’s registration statement. Please include hyperlinks for each Fund’s registration statement in the next filing, including any previously filed annual reports, pursuant to the requirements of the FAST Act.

Response: The disclosure has been revised accordingly.

8.	Comment: Please confirm that all applicable consents will be included for each Fund in the next filing.

Response: We hereby confirm that we have included all applicable consents for each Fund’s respective filing.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

1.	Comment: Please provide the numbers for the fiscal year ended December 31, 2019, in the “Senior Securities” section of the Prospectus of the Fund’s registration statement.

Response: The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Jonathan Gaines at (212) 641-5600. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo
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